Exhibit 99.1

July 21, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baosheng Media Group Holdings Limited
CIK No: 0001811216

Dear Sir or Madam:

We have read the Form 6-K dated July 21, 2022 of Baosheng Media Group Holdings Limited (the “Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in the Form 6-K.

/s/ Friedman LLP

New York, New York